Impact Science Education Inc.mp4 (3m 23s) 6 speakers (Ladie Malek, Robin Cooper, Speaker 3, Speaker 4, Speaker 5, Speaker 6)

[0:00:00] Ladie Malek: I'm Ladie Malek. I'm the president and co-founder of Impact Science Education. In college I studied engineering. I went to UCLA. We were compelled to create Impact Science Education because we know that if teachers have the right kinds of tools, they can do amazing lessons with their students, and that's what we want. Imagine science camp. Students are engaged, they're excited, they're designing things, building things. Why can't we have that kind of experience in a science classroom? In California we have new science standards that were adopted back in 2013, and teachers have been waiting for the curriculum to come out that enables them to teach that way.

[0:00:50] Robin Cooper: Hi, I'm Robin Cooper and I'm the co-founder of Impact Science Education. I've been teaching middle school science for 23 years. New teachers are going to struggle teaching the new standards because they're new to the classroom. They're just trying to figure out how to even begin to teach and this is going to give them a roadmap. Teachers that are more experienced, Impact Science Education is going to provide for them a pattern, a scaffold to follow so that they can figure out how would you go about changing to this line of thinking.

[0:01:24] Ladie Malek: We want to just give teachers those tools, those instructions that say, "When you go in, here's what you need to be prepared to do. Here are the materials you need. Here are the questions you ask. Here's how you create that magic to get students to work together."

[0:01:37] Robin Cooper: We're developing curriculum for 6th, 7th and 8th grade, daily lesson plans for the entire year.

[0:01:43] Ladie Malek: We made the early lessons available to six teachers at Robin's school.

[0:01:49] Robin Cooper: ... And we thought ...

[0:01:50] Ladie Malek: ... There would probably be a range of reactions, and we were amazed all six teachers said, "These lessons are amazing. I'm learning so much with my students. My students are having so much fun. Are you going to write more lessons?" We thought, "I guess we have to."

[0:02:07] Speaker 3: That's why I've had a really positive experience with the Impact Science curriculum. It's really allowed for student-lead learning through investigation. It's also allowed students to design and build and test designs to improve upon them.

[0:02:25] Speaker 4: It's great having Impact Science because it's very organized and lays everything out for me. The structure's very predictable for the students so they know how to behave each day. They know what, how to engage in class and what's expected of them, and it always gives opportunities for the kids to be involved.

[0:02:41] Speaker 5: Impact Science does a really great job of taking those experiences and bringing them back down to kids who really need to be inspired about science and need to see that science is something that every kid already does and have access to.

[0:02:54] Speaker 6: This is a low-cost alternative. Shouldn't science and engineering be hands-on? Shouldn't they actually be working with materials?

[0:03:03] Ladie Malek: When people think about transforming education, sometimes they think of a new technology or an app. That's not really what it's about. It's really about helping teachers teach science the way that it's meant to be taught, so we'll really be doing our students a favor and doing ourselves a favor if we invest in science education. [0:03:20]